BioHarvest Sciences Announces Share Repurchase Program

Vancouver  British Columbia and Rehovot, Israel – September 29, 2026 - BioHarvest Sciences Inc. (NASDAQ: BHST) (TASE: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a Botanical Synthesis company developing and manufacturing proprietary plant-based compositions for customers, partners and its own portfolio, announced today that its Board of Directors has authorized a share repurchase program, structured in accordance with Canadian practices as a normal course issuer bid (the “NCIB”).

The Company’s Board of Directors believes that the market price of the Common Shares may not fully reflect the underlying value of the Company’s business and future growth prospects. Consequently, the Board believes that adding the flexibility to strategically repurchase Common Shares represents an advantageous and effective allocation of capital that is in the best interests of the Company and its shareholders.

Dr. Zaki Rakib, Chief Executive Officer and Executive Chairman of BioHarvest Sciences commented, “We believe BioHarvest today is a substantially different company from the one reflected in our current market valuation. We have evolved from a company built primarily around VINIA into a technology-driven company with a proprietary Botanical Synthesis platform capable of developing and manufacturing multiple high-value plant-derived molecules across various industries. Programs in natural sweeteners, rare fragrances and other high-value compounds are advancing toward commercialization, creating the potential for manufacturing revenues and royalties in addition to our existing VINIA business, which itself represents a meaningful asset with significant operating leverage as it scales.

We believe the market has yet to fully recognize this transformation and the value of the assets we have built. With disciplined cash management and complete confidence in our long-term outlook, the board concluded that at current valuation levels, purchasing our own shares represents an attractive use of capital. In simple terms, we are investing in the asset we know best - BioHarvest.”

Under the terms of the NCIB, the Company will purchase up to 5% of its outstanding common shares (the maximum percentage allowed in any 12-month period under a normal course issuer bid), equating to a maximum of 1,133,392 shares. The NCIB will not commence earlier than 5 days following this announcement and will terminate on the earlier of: (i) 12 months from the start of the NCIB (ii) the date on which the maximum number of Common Shares authorized under the NCIB have been purchased, or (iii) the date on which the NCIB is earlier terminated at the option of the Company.

All purchases made under the NCIB will be executed through the facilities of Nasdaq Stock Market (“Nasdaq”) in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and in such a manner to satisfy the safe harbor requirements of Rule 10b-18.

Purchases will be made by the Company in the open market at prevailing market prices at the time of acquisition. The actual number of Common Shares repurchased, the timing of any repurchases, and the price at which they are bought will be determined at the discretion of management, subject to applicable securities laws. All Common Shares repurchased under the NCIB will be retired.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (TASE: BHST) (FSE: 8MV0) is a Botanical Synthesis company leveraging its proprietary technology platform to develop and manufacture plant-based compositions without growing the underlying plant. Through Botanical Synthesis, BioHarvest produces consistent, full-spectrum plant compound compositions designed for commercial use across consumer and partner applications, advancing BioHarvest’s mission to provide natural wellness at scale.

The Company is increasingly focused on applying its Botanical Synthesis capabilities as a Contract Development and Manufacturing Organization (CDMO), partnering with customers to develop, scale, and manufacture valuable plant-based compositions across multiple industries. BioHarvest combines plant-cell biology, process development, and scaled manufacturing to provide partners with a path from plant cells to commercially viable compositions.

BioHarvest also owns proprietary assets developed through its Botanical Synthesis platform, including VINIA®, its first consumer product from Botanical Synthesis and commercially established red-grape cell composition. These proprietary assets provide BioHarvest with additional opportunities for value creation while demonstrating the commercial capabilities of its technology platform.

To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements herein relate to the Company’s intention to commence the NCIB; the timing, quantity and funding of any purchases of common shares under the NCIB; the expected facilities through which any such purchases may be made; and other matters.

While management believes these forward-looking statements to be reasonable under the circumstances, they may prove to be inaccurate. These forward-looking statements are subject to risks and uncertainties and are based on assumptions that may cause future results to differ materially from those expected. The material assumptions made in making these forward-looking statements include the following: the Company’s view with respect to its financial condition and prospects; the stability of general economic and market conditions and currency exchange rates; the availability of cash resources for repurchases of outstanding common shares under the NCIB; the existence of potentially superior uses for the Company’s cash resources than common share repurchases; a reduction in the size of the Company’s "public float" as a result of repurchases made under the NCIB, compliance with applicable laws and regulations pertaining to the BCIB; that the Company will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities.

Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and the Company’s projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in our filings on our website at https://bioharvest.com/, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov and other unforeseen events or circumstances. Other than as required by law, we do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com